UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                           (Amendment No.    5    )*
                                          -------

                           FEDERAL-MOGUL CORPORATION
- ---------------------------------------------------------------------------
                               (Name of Issuer)


                          Common Stock $5.00 par value
- ---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  313549107
                   ----------------------------------------------
                                (CUSIP Number)



Check the following box if a fee is being paid with the statement | |.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                              Page 1 of 6 pages

SCHEDULE 13G

|CUSIP No.  313549107              |              |Page  2   of   6   Pages |
- -----------------------------------------------------------------------------

|1|Name of Reporting Person                                                 |
| |S.S. or I.R.S. Identification No. of Above Person                        |

| |                                                                         |
| |Federal-Mogul Corporation Salaried Employees' Stock Ownership Trust; | | |Comerica Bank, Trustee (as successor by merger to Manufacturers Bank, |
| |N.A.)                                                                    |

|2|Check The Appropriate Box If A Member Of A Group*                 (a)| | |
| |                                                                  (b)|X| |
| |                                                                         |

|3|SEC Use Only                                                             |
| |                                                                         |
| |                                                                         |
| |                                                                         |

|4|Citizenship or Place of Organization                                     |
| |                                                                         |
| |Michigan                                                                 |

|             | 5  | Sole Voting Power                                      |
|             |    |                                                        |
| Number Of   |    | -0-  See Item 4(c)                                     |
|  Shares     | 6  | Shared Voting Power                                    |
|Beneficially |    |                                                        |
|  Owned By   |    | 1,135,926  See Item 4(c)                               |
|    Each     | 7  | Sole Dispositive Power                                 |
| Reporting   |    |                                                        |
|  Person     |    | -0-  See Item 4(c)                                     |
|   With      | 8  | Shared Dispositive Power                               |
|             |    |                                                        |
|             |    | 1,886,320  See Item 4(c)                               |

|9 |Aggregate Amount Beneficially Owned By Each Reporting Person            |
|  |                                                                        |
|  | 1,886,320  See Item 4(c)                                               |

|10|Check Box If The Aggregate Amount In Row (9) Excludes                | ||
|  |Certain Shares*                                                         |
|  |                                                                        |

|11|Percent Of Class Represented By Amount In Row (9)                       |
|  |                                                                        |
|  | 5.0%                                                                   |
|12|Type Of Reporting Person*                                               |
|  |                                                                        |
|  |EP                                                                      |
                     SEE INSTRUCTIONS BEFORE FILLING OUT


                                                  Page 3 of 6 Pages

Item 1(a)     Name of Issuer:
              FEDERAL-MOGUL CORPORATION (the "Company")

Item 1(b)     Address of Issuer's Principal Executive Offices:
              P.O. Box 1966
              Detroit, Michigan  48235

Item 2(a)     Name of Person Filing:
              Federal-Mogul Corporation
              Salaried Employees' Stock Ownership Trust (the "Trust"); Comerica Bank, Trustee

Item 2(b)     Address of Principal Business Office:
              Trust                               Trustee
              -------                             -----------
              P.O. Box 1966                       P.O. Box 75000
              Detroit, MI  48235                  Detroit, MI  48275-3466

Item 2(c)     Citizenship:
              Michigan

Item 2(d)     Title of Class of Securities:
              Common Stock (Series C ESOP Convertible Preferred Stock - each share being convertible into two shares of Common Stock ("ESOP Preferred Stock"))

Item 2(e)     CUSIP No.:  313549107

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

              (f) [x] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment Fund.

Item 4.        Ownership
               (a) Amount Beneficially Owned: 1,886,320 (See Item 4(c))

               (b) Percent of Class:  5.0%

               (c) Number of shares as to which such person has:

                        (i)   sole power to vote or to direct the vote - 0

                        (ii) shared power to vote or to direct the vote -1,135,926. Each of the Company's employees who is a Salaried Employees' Investment Program ("Plan") participant is entitled to instruct the trustee of the Plan, Comerica Bank (successor by merger to Manufacturers Bank, N.A.) ("Trustee"), on how to vote the shares of Common Stock of the issuer("F-M Stock") and the
                                                       Page 4 of 6 Pages

                              ESOP Preferred Stock (together, the "Company
                              Stock") credited to such participant's accounts under the Plan. The Trustee is obligated to vote or not vote all Company Stock (with voting rights) that is not allocated to a participant's account and all Company Stock (with voting rights) allocated to a participant's account which is not voted by a participant because the participant has not directed (or not timely directed) the Trustee as to the manner in which such Company Stock is to be voted, in the same proportion as those allocated shares of Company Stock for which the Trustee has receive proper direction. Notwithstanding the above, shares of the ESOP Preferred Stock shall be voted by the Trustee separately as a series (in accordance with the procedures and rules above, applied separately to the ESOP Preferred Stock) with respect to any alteration, amendment or repeal of any provision of the Restated Articles of Incorporation of the Company, as amended, or the Certificate of Designations of ESOP Preferred Stock if such amendment, alteration or repeal would alter or change the powers, preferences or special rights of the Preferred

                       (iii) sole power to dispose or to direct the disposition of - 0

                        (iv) shared power to dispose or to direct the disposition of - 1,886,320.

                              (A) In the event of any tender offer for, or request or invitation for tenders of, shares of a class of Company Stock or other securities of the Company (or an Affiliated Company), each Plan participant may direct the Trustee to accept or reject the offer or to tender or not tender the shares of Company Stock or other securities of the Company (or an Affiliated Company) credited to such participant's account under the Plan.
                                   With respect to such securities which are not allocated to a participant's account, the Trustee shall tender such shares of Company Stock or other securities of the Company (or an Affiliated Company) in the same proportion as the number of such shares of Company Stock or other such securities for which tender instructions

                                                  Page 5 of 6 Pages

                              are received bears to the total number of such shares of Company Stock or other such securities for which instructions could have been received. The Trustee may not tender all other shares of Company Stock or other securities of the Company (or an Affiliated Company).

                         (B) Although the Trustee does not normally trade shares of Company Stock held by it, under certain circumstances a participant may give instructions regarding his or her accounts which may result in the transfer of certain shares by the Trustee. In addition, the Trustee is empowered to cause the Preferred Stock to be converted into Common Stock and may sell such Common Stock for the benefit of the participants.

               The filing of this statement shall not be construed as an admission that the Trust or the Trustee, for the purposes of
               Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, is the beneficial owner of any securities covered by this statement.


Item 5.  Ownership of Five Percent or Less of a Class
         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person
         The Trust holds shares of Company Stock (See Item 2(d) above) for the benefit of current and certain former employees of the Company who are participants in the Plan. Participants in the Plan have the right, pursuant to the terms of the Plan, to the value of dividends paid in cash or Company Stock received by the Trustee with respect to allocated shares of Company Stock held for the participants in their accounts. Participants also have the right to the proceeds from the redemption of the Preferred Stock upon distribution from the Plan.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By Parent
         Not applicable.

Item 8.  Identification and Classification of Members of the Group
         Not applicable.

Item 9.  Notice of Dissolution of Group
         Not applicable.

                                                 Page 6 of 6 pages


Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                      Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 24, 1995



COMERICA BANK


JOHN L. RONALD
- -------------------
Signature

John L. Ronald
Vice President
- -------------------
Name/Title